Exhibit 21.1

Subsidiaries of Silvercrest Asset Management Group Inc.

Subsidiary	Organization and Jurisdiction
Silvercrest L.P.	Delaware Limited Partnership
Silvercrest Investors LLC	Delaware Limited Liability Company
Silvercrest Investors II LLC	Delaware Limited Liability Company
Silvercrest Investors III LLC	Delaware Limited Liability Company
Silvercrest Investors IV LLC	Delaware Limited Liability Company
Silvercrest Asset Management Group LLC	Delaware Limited Liability Company
Silvercrest Financial Services Inc.	New York Corporation
MW Commodity Advisors, LLC	Delaware Limited Liability Company
Silvercrest Asset Management (Singapore) PTE. LTD.	Singapore Private Company Limited
Silvercrest Asset Management UCITS ICAV	Irish Collective Asset-management Vehicle
Silvercrest Asset Management (Europe) Limited	Ireland Private Company Limited